UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________

Commission file number 0-19725

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Perrigo Company Profit-Sharing and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Perrigo Company

515 Eastern Avenue

Allegan, MI 49010

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Perrigo Company Profit-Sharing and Investment Plan (Name of Plan)

Date: June 28, 2010	/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and Chief Financial Officer
Perrigo Company

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Financial Statements
and Supplemental Schedule
For the Years Ended December 31, 2009 and 2008

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Financial Statements

and Supplemental Schedule

For the Years Ended December 31, 2009 and 2008

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plan Committee

Perrigo Profit-Sharing and Investment Plan

Allegan, Michigan

We have audited the accompanying statements of net assets available for benefits of the Perrigo Profit-Sharing and Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

Grand Rapids, Michigan

June 28, 2010

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31,	2009		2008
Investments, at fair value
Vanguard Prime Money Market Fund	$23,362,027	*	$22,082,312	*
Mutual funds:
Pimco Total Return Fund	29,858,180	*	20,532,058	*
MSIF Mid Cap Growth Fund	25,161,664	*	14,325,755	*
Eaton Vance Large Cap Value Fund	24,216,878	*	18,563,066	*
Harbor Capital Appreciation Fund	23,272,748	*	14,256,440	*
Harbor International Fund	22,462,501	*	15,980,445	*
MFS Global Total Return Fund	21,879,983	*	14,681,936	*
Neuberger & Berman Genesis Fund	16,171,884	*	11,018,050	*
Van Kampen Small Cap Growth Fund	13,375,108	*	9,858,356	*
Columbia Management Acorn Fund Int’l	3,038,808		—
MFS Int’l Growth Fund Class R4	1,470,682		—
Vanguard Inflation Protected Securities Fund	299,802		—
Principal Real Estate Fund	206,875		—
Common/collective trusts:
State Street Global Advisors S&P 500 Fund	10,957,769		10,016,266	*
NTGI – QM Collective Daily S&P 500 Equity Fund	4,382,816		—
Perrigo Company common stock	25,569,562	*	20,682,192	*
Participant loans	5,216,191		4,085,410

Total investments	250,903,478		176,082,286

Receivables
Employer profit-sharing contributions	14,943,061		7,131,898
Employer match contributions	137,845		255,337
Participant deferral contributions	—		105,233

Total receivables	15,080,906		7,492,468

Net Assets Available for Benefits	$265,984,384		$183,574,754

*	Represents 5% or more of net assets available for benefits.

See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2009	2008
Additions
Contributions:
Participant	$13,147,096	$12,719,538
Employer	21,273,476	12,309,381
Investment income(loss):
Interest income from cash equivalents and participant loans	528,041	913,185
Net gain (loss) from mutual funds	39,517,304	(61,107,728)
Net gain (loss) from common collective trusts	3,426,998	(5,955,552)
Net gain (loss) from Perrigo Company common stock:
Net appreciation (depreciation)	5,386,495	(1,484,445)
Dividends	150,182	133,981

Total additions (reductions)	83,429,592	(42,471,640)

Deductions
Distribution of benefits to participants	8,781,807	9,713,040
Administrative fees	48,002	25,217

Total deductions	8,829,809	9,738,257

Net increase (decrease)	74,599,783	(52,209,897)

Transfer in from another plan (Note 8)	7,809,847	—
Net Assets Available for Benefits, beginning of year	183,574,754	235,784,651

Net Assets Available for Benefits, end of year	$265,984,384	$183,574,754

See accompanying notes to financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

1.	PLAN DESCRIPTION

The following description of the Perrigo Company Profit-Sharing and Investment Plan (Plan) provides only general information. Participants should refer to the Plan document or Plan summary for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which substantially all domestic employees of Perrigo Company, Perrigo Company of South Carolina, Perrigo Sales Company, Perrigo Research and Development, Perrigo Pharmaceuticals, Perrigo New York, Inc., Perrigo Holland, Inc. (formerly J.B. Laboratories, Inc.) and Perrigo Florida, Inc. (formerly Unico Holdings, Inc.) (collectively, the “Company” or “Employer”) are eligible to participate. The employees of Perrigo Holland were formerly part of the J.B. Laboratories, Inc. 401(k) Plan and transferred to the Plan effective January 1, 2009 (see Note 8). The employees of Perrigo Florida became eligible to participate in the Plan effective January 1, 2009 (see Note 8). The minimum term of service for employees to participate in the Plan is one month of service, which means a consecutive 30-day period of employment beginning with the employee’s date of hire. Plan entry dates are at the beginning of each payroll period after the minimum term requirements are satisfied.

The Plan has an automatic enrollment feature that begins with an initial pre-tax contribution rate of 2% of a participant’s eligible compensation, as defined in the Plan document, and is invested in the MFS Global Total Return Fund. Automatic enrollment occurs 45 days after the employee becomes eligible to participate, as defined above. The automatic enrollment percentage increases annually by 1% up to a maximum deferral percentage of 4%. Prior to automatic enrollment, employees may elect to opt out from participating in the Plan, or they may elect to defer more than the 2% default contribution as well as choose their own investment elections offered by the Plan.

The Plan conforms to the safe harbor provisions of Sections 401(k) and 401(m) of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by an administrative committee (Committee).

Contributions

A participant may elect to defer, in whole percentages, an amount between 1% and 50% of eligible compensation, not to exceed Internal Revenue Service (IRS) limitations for the Plan year. The total IRS limit was $16,500 and $15,500 for the 2009 and 2008 Plan years, respectively. In addition, participants who are at least 50 years of age by the end of a Plan year may elect to make an additional “catch up” contribution, not to exceed the IRS limit of $5,500 and $5,000 for Plan years 2009 and 2008, respectively. Participants may also make a Roth contribution on an after-tax basis.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

The Company may match employee contributions per Plan year at the rate of 100% of the first 2% of employee contributions and 50% of the next 2% of employee contributions. Matching contributions are effective immediately to new hires participating in the Plan. The Company has the right under the Plan to discontinue such contributions at any time.

In accordance with the safe harbor provisions, the Plan includes an annual Employer nondiscretionary contribution of 3% of an employee’s eligible compensation, as defined in the Plan document. In addition, the Company may make a discretionary contribution at the option of the Board of Directors of the Company. Employees also are eligible as of their date of hire to receive profit-sharing contributions, which are deposited in the eligible employee’s investment account after the end of each Plan year. The profit-sharing contribution amounts approved for Plan years ended December 31, 2009 and 2008 were $14,943,061 and $7,131,898, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Employer matching, discretionary and non-discretionary profit-sharing contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Currently, the Plan offers mutual funds, common/collective trusts, a money market fund and the Company’s common stock as investment options for Plan participants.

Vesting

Amounts credited to a participant’s investment account relating to participant contributions and Employer matching contributions are 100% vested at all times. Prior to January 1, 2007, Employer discretionary contributions were vested based on a vesting schedule, with 100% vested after four years of service. As of January 1, 2007, all contributions in an active participant’s investment account, including Employer discretionary contributions, became 100% vested. Effective January 1, 2007, active participants are immediately vested in all participant and Employer contributions.

Participant Loans

With the consent of the Committee, participants may borrow from their investment accounts, as defined in the Plan, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by an equivalent amount in the remaining portion of the participant’s salary deferral account and rollover accounts. All loans must be repaid within five years, except for loans used to acquire or rehabilitate a principal residence, which must be repaid within ten years. Interest rates ranged from 3.25% to 11.5% on outstanding loans at December 31, 2009. The loans are repaid ratably through payroll deductions. The interest earned on participant loans is allocated to the respective funds, in accordance with participant elections.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

Withdrawals

Subject to certain restrictions as set forth in the Plan document, a participant may make a hardship withdrawal from his or her account balance during employment. This hardship withdrawal is subject to 10% federal income tax penalty, and the participant cannot make elective deferrals for six months following the hardship withdrawal. A participant may also elect to make a similar withdrawal, provided that the participant has reached fifty-nine and one half years of age, even if the participant is still employed.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested account or installments. Participants may also elect to transfer their account balance into another qualified retirement plan.

Forfeitures

Forfeited non-vested accounts in the amount of $3,745 and $23,380 in 2009 and 2008, respectively, were reallocated to remaining Plan participants. Forfeitures are applied to participant accounts as an additional Employer discretionary contribution. Unallocated non-vested forfeiture amounts were $2,654 and $3,517 at December 31, 2009 and 2008, respectively.

Administrative Expenses

The Company pays the administrative costs of the Plan associated with any professional services provided to the Plan and the cost of communications to the participants. Administrative expenses in the form of loan fees are deducted directly from the participants’ accounts.

New Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This guidance provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share. This guidance also provides enhanced disclosure requirements and it became effective for reporting periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial statements and applicable disclosures are included in these financial statements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires new disclosures on the amount and reason for transfers in and out of Level 1 and 2 recurring fair value measurements. The standard also requires disclosure of activities, on a gross basis, including purchases, sales, issuances, and settlements, in the reconciliation of Level 3 fair value recurring measurements. The standard clarifies existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures are effective for periods beginning after December 15, 2009. The disclosures about the reconciliation of information in Level 3 recurring fair value measurements are required for periods beginning after December 15, 2010. The requirements of the standard are not expected to have a significant impact on the Plan’s current fair value disclosures.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan holds investments in the Company’s common stock. Accordingly, Plan participants’ accounts that hold shares of the Company’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4 for discussion of fair value measurements.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

Investment purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2009 and 2008.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

3.	ASSETS IN TRUST FUND

Under the terms of the trust agreement with Mercer Trust Company (the “Trustee”), the Trustee manages the trust fund on behalf of the Plan. The Trustee has discretionary investment authority over the investments held in each investment option made available to participants, except for the investments in Perrigo Company common stock. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

4.	INVESTMENTS

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following provides a description of the three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Mutual Funds and money market fund: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common/collective trust – State Street Global Advisors S&P 500 Fund: The fair values of the Plan’s interest in the State Street Global Advisors S&P 500 fund (index fund) are based on the net asset values (NAV) reported by the fund manager as of the financial statement date and recent transaction prices. The index fund provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Redemptions on a Plan level are limited to a monthly amount not to exceed between 2% and 4% of the Plan’s NAV in the index fund at the time of the redemption request. In addition, there are bi-monthly options for the Plan to withdraw from the index fund, in whole or in part. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 investment. The index fund includes investments that seek to approximate the risk and return characterized by the S&P 500 Index. To achieve this objective, the index fund invests in securities and other financial instruments in other collective investments funds with similar objectives. The index fund may participate in securities lending.

Common/collective trust – NTGI – QM Collective Daily S&P 500 Equity Fund: The fair values of the Plan’s interest in the NTGI – QM Collective Daily S&P 500 Equity fund (equity fund) are based on NAV reported by the fund manager as of the financial statement date and recent transaction prices. The equity fund provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. There is no restriction in place with respect to the daily redemption of the equity fund. Fair values for the investments within the equity fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 investment. The equity fund includes investments that seek to approximate the risk and return characterized by the S&P 500 Index. To achieve its objective, the equity fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. The equity fund may make limited use of futures and/or options for the purpose of maintaining equity exposure. The equity fund may also participate in securities lending.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Participant Loans: Loans to Plan participants are valued at cost plus accrued interest, which approximates fair value.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2009 and 2008.

	Fair Value Measurements
December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$63,280,202	$—	$—	$63,280,202
Blend funds	25,125,666	—	—	25,125,666
Value funds	62,851,262	—	—	62,851,262
Income funds	30,157,982	—	—	30,157,982

Total mutual funds	181,415,112	—	—	181,415,112

Common/collective trusts	—	15,340,586	—	15,340,586
Money market fund	23,362,027	—	—	23,362,027
Common stock	25,569,562	—	—	25,569,562
Participant loans	—	—	5,216,191	5,216,191

Investments, at fair value	$230,346,701	$15,340,586	$5,216,191	$250,903,478

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

	Fair Value Measurements
December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$38,440,550	$—	$—	$38,440,550
Blend funds	14,681,936	—	—	14,681,936
Value funds	45,561,562	—	—	45,561,562
Income funds	20,532,058	—	—	20,532,058

Total mutual funds	119,216,106	—	—	119,216,106

Common/collective trust	—	10,016,266	—	10,016,266
Money market fund	22,082,312	—	—	22,082,312
Common stock	20,682,192	—	—	20,682,192
Participant loans	—	—	4,085,410	4,085,410

Investments, at fair value	$161,980,610	$10,016,266	$4,085,410	$176,082,286

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

Level 3 Investments
Year ended December 31, 2009	Participant Loans
Balance, January 1, 2009	$4,085,410
Purchases, sales, issuances and settlements, net	1,130,781

Balance, December 31, 2009	$5,216,191

Level 3 Investments
Year ended December 31, 2008	Participant Loans
Balance, January 1, 2008	$4,506,349
Purchases, sales, issuances and settlements, net	(420,939)

Balance, December 31, 2008	$4,085,410

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Notes to Financial Statements

5.	RELATED PARTY TRANSACTIONS

Certain Plan investments throughout the year represented shares of various types of investments that were managed by the Trustee. These transactions qualify as party-in-interest transactions. The Plan investments include publicly traded common stock of the Company, the Plan Sponsor.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

7.	INCOME TAX STATUS

The Plan obtained its latest determination letter on April 2, 2010, in which the IRS stated that the Plan was in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	TRANSFER OF PLAN ASSETS

As previously mentioned, the Company acquired J.B. Laboratories, Inc. (JBL) during the 2008 Plan year and as part of this acquisition, the Plan received assets from the J.B. Laboratories, Inc. 401(k) Profit Sharing Plan (J.B. Labs Plan). The Committee approved the merger of the J.B. Labs Plan into and with the Plan effective January 1, 2009. All assets of the J.B. Labs Plan were transferred into the Plan effective February 23, 2009. The employees of JBL became eligible to participate in the Plan effective January 1, 2009.

The Company also acquired Unico Holdings, Inc. (Unico) during the 2008 Plan year. The employees of Unico became eligible to participate in the Plan effective January 1, 2009.

9.	SUBSEQUENT EVENT

The Company acquired PBM Holdings, Inc. (PBM) subsequent to the 2009 Plan year and as part of this acquisition, the Plan will receive assets from the PBM Holdings, Inc. 401(k) Profit Sharing Plan (PBM Plan). The Committee approved the merger of the PBM Plan into the Plan effective January 1, 2011.

PERRIGO COMPANY PROFIT-SHARING AND INVESTMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN: 38-2799573

Plan Number: 003

December 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party
		(c) Description of Investment, including Shares, Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Vanguard Prime Money Market Fund	23,362,027 shares	**	$23,362,027
	Mutual funds:
	Pimco Total Return Fund	2,764,646 shares	**	29,858,180
	MSIF Mid Cap Growth Fund	893,208 shares	**	25,161,664
	Eaton Vance Large Cap Value Fund	1,443,199 shares	**	24,216,878
	Harbor Capital Appreciation Fund	705,876 shares	**	23,272,748
	Harbor International Fund	409,377 shares	**	22,462,501
	MFS Global Total Return Fund	1,729,643 shares	**	21,879,983
	Neuberger & Berman Genesis Fund	428,281 shares	**	16,171,884
	Van Kampen Small Cap Growth Fund	1,477,475 shares	**	13,375,108
	Columbia Management Acorn Fund Int’l	88,698 shares	**	3,038,808
	MFS Int’l Growth Fund Class R4	69,767 shares	**	1,470,682
	Vanguard Inflation Protected Securities Fund	12,162 shares	**	299,802
	Principal Real Estate Fund	524 shares	**	206,875
	Common/collective trusts:
	State Street Global Advisors S&P 500 Fund	521,848 shares	**	10,957,769
	NTGI – QM Collective Daily S&P 500 Equity Fund	32,565 shares	**	4,382,816
*	Perrigo Company common stock	641,967 shares	**	25,569,562
*	Participant loans	(3.25% to 11.5%)	**	5,216,191

*	A party-in-interest as defined by ERISA.
**	The cost of participant-directed investments is not required to be disclosed.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of BDO Seidman, LLP